Exhibit 3

This Form ATS-N amendment is an amendment to Part II, Items 4.a. and 4.b. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part II, Item 4.a.

LNI, which routes LNI resting orders to the H2O ATS and LPC orders to the Negotiation ATS (as described in the Form ATS-N for the Negotiation ATS), interacts with the ATSs in a coordinated manner, as described in the response to Item 16 of Part III.

In particular, LNI can simultaneously transmit an LNI resting order to the H2O ATS and an LPC order to the Negotiation ATS-N. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

A participant can instruct LNI that a parent order that otherwise could be routed to both ATSs should only route to the H2O ATS and not to the Negotiation ATS.

Part II, Item 4.b.

LNI, which routes LNI orders to the H2O ATS and LPC resting orders to the Negotiation ATS (as described in the Form ATS-N for the Negotiation ATS), interacts with the ATSs in a coordinated manner, as described in the response to Item 16 of Part III.

In particular, LNI can simultaneously transmit an LNI resting order to the H2O ATS and an LPC order to the Negotiation ATS-N. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

A participant can instruct LNI that a parent order that otherwise could be routed to both ATSs should only route to the H2O ATS and not to the Negotiation ATS.